 Exhibit 99.2
IFRS USD Press Release

Growth of 4.2% in CC, operating margin expansion of 0.5% in FY25

Highest ever Free Cash Flow at $4.1 billion for FY25

FY26 revenue guidance at 0%-3% and operating margin at 20%-22%

Bengaluru, India – April 17, 2025: Infosys (NSE, BSE, NYSE: INFY), a global leader in next-generation digital services and consulting, delivered $19,277 million in FY25 revenues, growth of 4.2% in constant currency. Operating margin was at 21.1%, expansion of 0.5% year on year. Free cash flow was the highest ever at $4,088 million, an increase of 41.8% year on year. TCV of large deal wins was $11.6 billion for the year, with 56% net new.

Q4 revenues were $4,730 million, an increase of 4.8% year on year in constant currency and 3.6% in reported terms. Operating margin was at 21.0%, an increase of 0.9% year on year.

"We have built a resilient organization with sharp focus on client-centricity and responsiveness to the market, thanks to the trust of our clients and dedication of our employees. Our performance for the year has been robust in terms of revenues, expansion in operating margins and highest ever free cash generation”, said Salil Parekh, CEO and MD. “Our depth in AI, cloud and digital and strength in cost efficiency, automation, and consolidation position us well for the needs of our clients”, he added.

Guidance for FY26:

•	Revenue growth of 0%-3% in constant currency
•	Operating margin of 20%-22%

1.	Key highlights:

For the quarter ended March 31, 2025	For the year ended March 31, 2025

•       Revenues in CC terms grew by 4.8% YoY and declined by 3.5% QoQ

•       Reported revenues at $4,730 million, growth of 3.6% YoY

•       Operating margin at 21.0%, increase of 0.9% YoY and decline of 0.3% QoQ

•       Basic EPS at $0.20, decline of 15.2% YoY

•       FCF at $892 million, growth of 5.2% YoY; FCF conversion at 109.6% of net profit

•        Revenues in CC terms grew by 4.2% YoY

•        Reported revenues at $19,277 million, growth of 3.9% YoY

•        Operating margin at 21.1%, growth of 0.5% YoY

•        Basic EPS at $0.76, decline of 0.3% YoY

•        FCF at $4,088 million, growth of 41.8% YoY; FCF conversion at 129.3% of net profit

"FY25 operating margins expanded by 0.5% which reflects our relentless focus on identifying opportunities for efficiency and executing Project Maximus with discipline, after navigating through multiple headwinds in a challenging macro environment. We delivered the highest ever free cash flows in the history of the company in FY25,” said Jayesh Sanghrajka, CFO. The Board has proposed a final dividend of `22, which along with the interim dividend, is an increase of 13.2% over last year." he added.

1. Client wins & Testimonials

•	Infosys announced the expansion of its long-standing strategic collaboration with Citizens to Propel AI-led Transformation. Michael Ruttledge, Chief Information Officer, Citizens Financial Group, said, “Infosys has been a key strategic collaborator in Citizens’ next-gen transformation program for the last five years. Together, we have not only modernized our technology landscape with domain-centric, cloud native platforms but also built a foundation for future growth aligned with Citizens’ north star technology vision without losing focus on resiliency and stability.”
•	Infosys announced the expansion of its collaboration with Siemens AG to accelerate Siemens AG digital learning initiatives with generative AI. Jenny Lin, Global Head of Learning & Growth at Siemens AG, said, “A thriving learning and growth environment is essential for Siemens to maintain our competitive edge and foster innovation. By providing our people with the tools, resources, and support they need to continuously develop their skills, we empower our people to meet the challenges of the future. Infosys' expertise in digital transformation and AI is very valuable in creating a more engaging and effective learning experience for everyone. By leveraging GenAI on Siemens’ digital learning platform we can foster a culture of lifelong learning and empower our teams to reach their full potential.”
•	Infosys announced a strategic, long-term collaboration with Lufthansa Group (LHG) and Lufthansa Systems GmbH (LSY) to accelerate digital transformation and drive innovation in the aviation industry. Thomas Wittmann – CEO, Lufthansa Systems, said, "At Lufthansa Systems, we champion a modular approach to solutions and collaborations, ensuring adaptability and tailoring to the unique needs of each airline. This principle extends perfectly to our collaboration with Infosys. By combining our deep aviation expertise with Infosys's global technology prowess and establishing a dedicated Global Capability Center (GCC), we are not only enhancing our one-stop-shop offerings but also accelerating the pace of digital innovation across the aviation industry. This collaboration empowers us to deliver cutting-edge solutions with greater agility and scale, ultimately benefiting our airline customers with more efficient, innovative, and cost-effective technologies."
•	Infosys announced a successful collaboration with LKQ Europe to adopt a unified, cloud-based digital platform to streamline its HR processes across 18 countries, leveraging Infosys Cobalt. David Brookfield, Vice President, Human Resources, LKQ Europe, said, “Our collaboration with Infosys is a crucial step in helping us harmonize and simplify our wider business processes – ultimately enabling faster delivery and better service for our end customers. Through the platform, we will unify our HR processes across locations to drive efficiency and enhance regulatory compliance. Looking ahead, we believe this platform will empower our workforce and foster a more cohesive organizational culture, enabling us to continue leading the automotive aftermarket industry.”
•	Infosys announced the launch of its open-source Responsible AI Toolkit designed to help enterprises innovate responsibly while addressing the challenges and risks associated with ethical AI adoption. Sunil Abraham, Public Policy Director - Data Economy and Emerging Tech, Meta, said, “We congratulate Infosys on launching an openly available Responsible AI Toolkit, which will contribute to advancing safe and responsible AI through open innovation. Open-source code and open datasets is essential to empower a broad spectrum of AI innovators, builders, and adopters with the information and tools needed to harness the advancements in ways that prioritize safety, diversity, economic opportunity and benefits to all.”
•	Infosys announced a strategic collaboration with Ontex Group N.V. to drive their ERP transformation. Jeroen Dejonckheere, VP Business Transformation, Ontex, said "We are excited to collaborate with Infosys on our business transformation journey for modernising our ERP systems to SAP S/4HANA. We also look forward to leveraging Infosys Topaz and embrace the power of AI for our enterprise growth. This will be a significant step forward for us to deliver exceptional experiences for our employees, suppliers, and customers.”

2. Recognitions & Awards

Brand

•	Recognized as one of the World’s Most Ethical Companies in 2025 for the fifth consecutive year by Ethisphere
•	Recognized as the Global Top Employer 2025 for the fifth consecutive year by the Top Employers Institute
•	Recognized as a Top 3 IT services brand and the fastest growing IT services brand globally in the Brand Finance Global 500 2025 report
•	Featured in 2025 LinkedIn’s Top Companies list in India, US, and Canada

AI and Cloud Services

•	Positioned as a leader in The Forrester WaveTM: Application Modernization and Multicloud Managed Services, Q1 2025
•	Rated as a leader in IDC MarketScape: EMEA Industry Cloud Professional Services 2024-2025 Vendor Assessment
•	Recognized as leader in ISG Intelligent Automation - Services 2024 Provider lens™ study in US and Europe
•	Recognized as leader in ISG Advanced Analytics and AI Services 2024 Provider lens™ study in US and Europe
•	Recognized as leader in ISG Oracle Cloud and Technology Ecosystem 2024 Provider lens™ study in US, APAC and Europe

Key Digital Services

•	Positioned as a leader in The Forrester WaveTM: Modern Application Development Services, Q1 2025
•	Rated as a leader in Custom Application Development Services PEAK Matrix® Assessment 2025 by Everest Group
•	Rated as a leader in Application Management Services PEAK Matrix® Assessment 2025 by Everest Group
•	Rated as a leader in SAP Business Application Services PEAK Matrix® Assessment 2025 by Everest Group
•	Rated as a leader in IDC MarketScape: Worldwide SAP Implementation Services 2025 Vendor Assessment
•	Rated as a leader in IDC MarketScape: Worldwide IIoT Engineering and Managed Services
•	Rated as a leader in IDC MarketScape: Worldwide IIoT Consulting and Integration Services
•	Recognized as a leader in HFS Horizons: Salesforce Services, 2025
•	Recognized as a leader in HFS Horizons: Generative Enterprise Services, 2025
•	Recognized as a leader in Cognitive & Self-Healing IT Infrastructure Management Solutions 2025 by NelsonHall
•	Positioned as a leader in Constellation ShortListTM: Cybersecurity Services
•	Positioned as a leader in Constellation ShortListTM: Innovation Services and Engineering
•	Positioned as a leader in Constellation ShortListTM: Microsoft End-to-End Service Providers
•	Positioned as a leader in Constellation ShortListTM: QA Tools for NextGen Apps
•	Recognized as leader in ISG Mainframe Services 2025 Provider lens™ study in US, Europe, and US Public Services
•	Positioned as a leader in CapioIT APAC Salesforce SI and Solutions Providers Ecosystem Capture Share Report, 2025

Industry & Solutions

•	Recognized as a leader in HFS Horizons: Telecom Service Providers, 2025
•	Recognized as a leader in Core Banking Services 2025 by NelsonHall
•	Recognized as leader in ISG Oil & Gas Industry - Services and Solutions 2024 Provider lens™ study in Europe and North America
•	Recognized as leader in ISG Healthcare Digital Services 2024 ISG Provider lens™ study in US
•	Recognized as leader in ISG Insurance Services 2024 Provider lens™ study in North America, ANZ and Europe
•	Recognized as leader in ISG Telecom, Media & Entertainment Industry Services 2024 Provider lens™ study in EMEA
•	Recognized as leader in ISG Manufacturing Industry Services 2024 Provider lens™ study in North America and Europe
•	Recognized as leader in ISG Sustainability and ESG 2024 Provider lens™ study in Australia, US and Europe
•	Recognized as leader in ISG Power & Utilities Services 2024 Provider lens™ study in North America, Europe and APAC
•	Infosys Finacle received the Technology & Innovation Award under the Best Solution for Trade & Supply Chain category at the TMI Awards for Innovation & Excellence – 2024
•	Infosys Finacle alongside its clients Newcastle Permanent (NP), Union Bank of Philippines, and Axis Bank received recognition at the Retail Banker International Asia Trailblazer Awards 2025 for Best Partnership for Customer Experience (with NP), Best Open Banking Initiative (with Union Bank of Philippines), and Best Strategic Partnership (with Axis Bank)
•	Infosys Finacle alongside its clients Zand Bank, Emirates NBD, Union Bank of Philippines, and Arab National Bank received recognition at the Global Business Magazine Winners 2025 for Best Digital-First Bank UAE 2025 (Zand Bank), Best Cloud-Based Core Banking Implementation Saudi Arabia 2025 (Emirates NBD), Best Customer Experience Innovation Philippines 2025 (Union Bank of Philippines), and Outstanding Digital Banking Transformation Saudi Arabia 2025 (Arab National Bank)
•	Infosys Finacle recognized as a leader in the 2025 Gartner® Magic Quadrant™ for Retail Core Banking Systems, Europe
•	Infosys BPM received the SSON North America Impact Awards 2025 with T-Mobile in the 'Customer Centricity' category

Read more about our Awards & Recognitions here.

About Infosys

Infosys is a global leader in next-generation digital services and consulting. Over 300,000 of our people work to amplify human potential and create the next opportunity for people, businesses and communities. We enable clients in more than 56 countries to navigate their digital transformation. With over four decades of experience in managing the systems and workings of global enterprises, we expertly steer clients, as they navigate their digital transformation powered by the cloud. We enable them with an AI-powered core, empower the business with agile digital at scale and drive continuous improvement with always-on learning through the transfer of digital skills, expertise, and ideas from our innovation ecosystem. We are deeply committed to being a well-governed, environmentally sustainable organization where diverse talent thrives in an inclusive workplace.

Visit www.infosys.com to see how Infosys (NSE, BSE, NYSE: INFY) can help your enterprise navigate your next.

Safe Harbor

Certain statements in this release concerning our future growth prospects, our future financial or operating performance, the McCamish cybersecurity incident are forward looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the execution of our business strategy, increased competition for talent, our ability to attract and retain personnel, increase in wages, investments to reskill our employees, our ability to effectively implement a hybrid working model, economic uncertainties and geo-political situations, technological disruptions and innovations such as Generative AI, the complex and evolving regulatory landscape including immigration regulation changes, our ESG vision, our capital allocation policy and expectations concerning our market position, future operations, margins, profitability, liquidity, capital resources, our corporate actions including acquisitions, the amount of any additional costs, including indemnities or damages or claims, resulting directly or indirectly from the McCamish cybersecurity incident and the outcome and effect of related litigation. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements are discussed in more detail in our US Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2024. These filings are available at https://www.sec.gov/. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Contact

Investor Relations	Sandeep Mahindroo +91 80 3980 1018 Sandeep_Mahindroo@infosys.com
Media Relations	Rishi Basu +91 80 4156 3998 Rajarshi.Basu@infosys.com	Harini Babu +1 469 996 3516 Harini_Babu@infosys.com

Infosys Limited and subsidiaries

Extracted from the Condensed Consolidated Balance Sheet under IFRS as at:

(Dollars in millions)

	March 31, 2025	March 31, 2024
ASSETS
Current assets
Cash and cash equivalents	2,861	1,773
Current investments	1,460	1,548
Trade receivables	3,645	3,620
Unbilled revenue	1,503	1,531
Other current assets	1,890	2,250
Total current assets	11,359	10,722
Non-current assets
Property, plant and equipment and Right-of-use assets	2,235	2,323
Goodwill and other Intangible assets	1,505	1,042
Non-current investments	1,294	1,404
Unbilled revenue	261	213
Other non-current assets	765	819
Total non-current assets	6,060	5,801
Total assets	17,419	16,523
LIABILITIES AND EQUITY
Current liabilities
Trade payables	487	474
Unearned revenue	994	880
Employee benefit obligations	340	314
Other current liabilities and provisions	3,191	2,983
Total current liabilities	5,012	4,651
Non-current liabilities
Lease liabilities	675	767
Other non-current liabilities	477	500
Total non-current liabilities	1,152	1,267
Total liabilities	6,164	5,918
Total equity attributable to equity holders of the company	11,205	10,559
Non-controlling interests	50	46
Total equity	11,255	10,605
Total liabilities and equity	17,419	16,523

Extracted from the Condensed Consolidated Statement of Comprehensive Income under IFRS for:

(Dollars in millions except per equity share data)

	3 months ended March 31, 2025	3 months ended March 31, 2024	Year ended March 31, 2025	Year ended March 31, 2024
Revenues	4,730	4,564	19,277	18,562
Cost of sales	3,302	3,219	13,405	12,975
Gross profit	1,428	1,345	5,872	5,587
Operating expenses:
Selling and marketing expenses	226	209	898	842
Administrative expenses	210	219	903	911
Total operating expenses	436	428	1,801	1,753
Operating profit	992	917	4,071	3,834
Other income, net (3) (4)	125	315	376	512
Profit before income taxes	1,117	1,232	4,447	4,346
Income tax expense (4)	303	273	1,285	1,177
Net profit (before minority interest)	814	959	3,162	3,169
Net profit (after minority interest)	813	958	3,158	3,167
Basic EPS ($) (4)	0.20	0.23	0.76	0.77
Diluted EPS ($) (4)	0.20	0.23	0.76	0.76

NOTES:

1.	The above information is extracted from the audited condensed consolidated Balance sheet and Statement of Comprehensive Income for the quarter and year ended March 31, 2025, which have been taken on record at the Board meeting held on April 17, 2025.
2.	A Fact Sheet providing the operating metrics of the Company can be downloaded from www.infosys.com.
3.	Other income is net of Finance Cost.
4.	Includes interest income (pre-tax) of $38Mn with reversal of net tax provisions amounting to $12Mn in FY'25 and interest income (pre-tax) of $232Mn with reversal of net tax provisions amounting to $5Mn in FY'24 on account of orders received under sections 250 & 254 of the Income Tax Act, 1961, from the Income Tax Authorities in India for certain assessment years.This has resulted in a positive impact on the consolidated Basic and Diluted EPS by approximately $0.01 for the quarter and year ended March 31, 2025 and $0.06 for the quarter and year ended March 31, 2024
5.	As the quarter and year ended figures are taken from the source and rounded to the nearest digits, the quarter figures in this statement added up to the figures reported for the previous quarters might not always add up to the year ended figures reported in this statement.